Exhibit 99.1

Press Release

Sanofi announces end of program evaluating tusamitamab ravtansine after a 2L NSCLC Phase 3 trial did not meet a primary endpoint

•	CARMEN-LC03 trial did not meet dual primary endpoint of improving progression-free survival; tusamitamab ravtansine clinical development program will be discontinued
•	Sanofi reinforces commitment to broader oncology development program including CEACAM5-directed antibody drug conjugates (ADC) with additional anticipated trials

PARIS, December 21, 2023. Sanofi is discontinuing the global clinical development program of tusamitamab ravtansine. The decision is based on the outcome of a prespecified interim analysis of the Phase 3 CARMEN-LC03 trial evaluating tusamitamab ravtansine as monotherapy compared to docetaxel in previously treated patients with metastatic non-squamous (NSq) non-small cell lung cancer (NSCLC) whose tumors express high levels of carcinoembryonic antigen-related cell adhesion molecule 5 (CEACAM5).

An Independent Data Monitoring Committee (IDMC) found that tusamitamab ravtansine as a monotherapy did not meet its dual primary endpoint of progression-free survival (PFS) compared to docetaxel. Despite an improved overall survival (OS) trend, termination of the program was based on non-improvement in PFS at the final analysis. Tusamitamab ravtansine had a similar safety profile as previously presented with a lower incidence of various important clinical categories of adverse events versus docetaxel. Trial participants will have the option to stay on their current therapy if they are benefitting, as deemed by their provider, or to transition to an appropriate standard-of-care therapy.

Sanofi will continue exploring the potential of antibody tusamitamab-based ADCs and CEACAM5 research in several types of cancer.

Dietmar Berger

Chief Medical Officer and Head of Development

“Our team is grateful to the patients, families and healthcare professionals involved in the tusamitamab ravtansine development program. Although the results are not what we hoped for, our research and work to advance potentially transformative therapies in areas of high unmet need for people living with cancer will not stop. We will continue to explore the potential of CEACAM5 as a biomarker in cancer types where it is highly expressed.”

CEACAM5 is a member of the CEACAM family of 12 glycoproteins and may drive cell adhesion and migration, as well as inhibit apoptosis, and may be overexpressed in many different cancer types.

About the CARMEN-LC03 Trial

CARMEN-LC03 was a randomized, open-label Phase 3 study evaluating tusamitamab ravtansine as monotherapy compared to docetaxel in patients with metastatic NSq NSCLC and high CEACAM5 expression. The dual primary endpoints of CARMEN-LC03 were progression-free survival and overall survival. Secondary endpoints included objective response rate, health-related quality of life, safety and duration of response.

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About Sanofi

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